FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 10, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Notices of Redemption

RBS Capital Trust C (the "Trust")
and
The Royal Bank of Scotland Group plc (the "Bank")
(collectively, the "Issuers")

The holders of the following securities (the "Securities") have been notified by the Issuers of the upcoming redemption of the Securities on 12 July 2016:

A.        the EUR500,000,000 Fixed/Floating Rate Non-cumulative Trust Preferred Securities issued by the Trust pursuant to the Amended and Restated Declaration of Trust dated 12 December 2005 of the Trust (the
            "Declaration of Trust") (ISIN Code: XS0237530497) (the "TPS"); and

B.        the EUR500,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2046 issued by the Bank pursuant to the Trust Deed dated 12 December 2005 (ISIN Code: XS0237892723) (the "Subordinated Notes").

As a result of previous public tender offers for the TPSs, the Bank already holds EUR333,621,000 of the TPS.

The Bank has elected to redeem the Securities on 12 July 2016 in accordance with the Conditions of the Subordinated Notes. The TPS are being redeemed, pursuant to Section 8.3 of the Declaration of Trust, as a result of the Partnership exercising its rights to redeem all of the Partnership Preferred Securities under Section 5.3.5(ii) of the Partnership Agreement. Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption or, if not defined therein, the meaning given to them in the Declaration of Trust and the Partnership Agreement. The Issuers have sent the notices to the holders pursuant to the terms of the Securities. To view the notices, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/8066X_-2016-5-10.pdf

http://www.rns-pdf.londonstockexchange.com/rns/8066X_1-2016-5-10.pdf

For further information, please contact:

RBS Investor Relations:
Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 May 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary